EXHIBIT 99.1

Colliers completes acquisition of Ayesa Engineering

TORONTO, May 27, 2026 (GLOBE NEWSWIRE) -- Colliers (NASDAQ, TSX: CIGI), a global leader in professional services and investment management, announced today it has completed its previously announced acquisition of Ayesa Engineering S.A.U. (“Ayesa Engineering” or “Ayesa”), the engineering division of Ayesa Inversiones S.L.U. (“Ayesa Group”). Ayesa Engineering is a global multidiscipline engineering and project management firm headquartered in Seville, Spain, that provides technical consulting services across four continents. Ayesa’s leadership team has retained significant equity under Colliers’ unique partnership model and will drive the operations and growth of the business going forward.

With the addition of Ayesa Engineering’s more than 3,300 professionals, Colliers’ Engineering segment (“Colliers Engineering”) now operates in 23 countries with over 11,000 professionals, firmly establishing Colliers Engineering as a leading global consultancy delivering engineering, design, project management, and other technical consulting services across Property & Buildings, Infrastructure & Transportation, Water, and Environmental end markets.

“Ayesa is a highly strategic acquisition that meaningfully expands the global scale of our engineering business, strengthens the resilience of our earnings, and underscores the power of our partnership model,” said Jay Hennick, Global Chairman and Chief Executive Officer of Colliers. “Our ability to partner with exceptional operators and align them for long-term growth differentiates Colliers. More than 700 of our operators are partners in our engineering business, creating strong alignment, reinforcing our entrepreneurial culture, and driving long-term value creation. Looking ahead, we see significant opportunity to accelerate global growth within our engineering business, both organically and through acquisitions.”

“This acquisition strengthens our ability to serve clients in attractive, high-growth markets across Europe, Latin America, the Middle East and South Asia, while broadening our technical capabilities on a global scale,” said Elias Mulamoottil, Chief Investment Officer and CEO of Engineering at Colliers. “That expertise is reflected in Ayesa’s complex, high-profile projects such as the design and project oversight of the transformation of the Santiago Bernabéu Stadium in Madrid, the design of hundreds of desalination and water distribution facilities across Saudi Arabia, and the design and project oversight of several metro lines globally including the Bogotá Metro in Colombia.”

“Partnering with Colliers creates an exceptional opportunity for our professionals to become significant stakeholders in the business, reinforcing long-term stability and our focus on delivering the best outcomes for clients,” said Rosalío Alonso, Chief Executive Officer of Ayesa Engineering. “It also gives us the ability to leverage Colliers’ significant engineering operations in the U.S., Canada, and Australia, while benefiting from its more than 30-year track record of scaling global businesses and creating long-term value for all stakeholders.”

In connection with the transaction, Alantra acted as financial advisor and Uría Menéndez acted as legal advisor to Colliers. Baird and Arcano Partners acted as financial advisors and Pérez-Llorca and Weil, Gotshal & Manges acted as legal advisors to Ayesa Group and its owners, A&M Capital Europe and the Manzanares family.

Colliers Contacts
Elias Mulamoottil
Chief Investment Officer & CEO, Engineering

Christian Mayer
Chief Financial Officer & CEO, Commercial Real Estate

(416) 960-9500

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry-leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle. Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders. With $5.7 billion in annual revenues, 24,000 professionals, and $109 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

About Ayesa Engineering
Ayesa Engineering is a leading multidisciplinary engineering and project management firm headquartered in Spain. With approximately 3,300 professionals operating in 21 countries, the company delivers innovative design, site supervision, and consultancy services across transportation, water, buildings & cities, and energy sectors. Ayesa Engineering is recognized for its technical excellence and ability to manage complex infrastructure projects for both public and private clients. Its approach combines deep sector expertise with a commitment to sustainability and cutting-edge solutions, making it a trusted partner in shaping the future of global infrastructure. For more information, visit http://www.ayesa.com.